Exhibit 4.2

Dada Nexus Limited
INCORPORATED IN TilE CAYMAN ISLANDS
SHARE CERTIFICATE
AUTHORISED CAPITAL: US$200,000 divided into 2,000,000,000 Ordinary Shares of a par value of US$0.000 I each.
This is to certify that Of
is the registered holder of fully paid and non-assessabl e,
subject to the rules and laws governing the administration of the Company.
Given under the Common Seal of the said Company
This day of
Director